UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER 1-14437
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
RTI INTERNATIONAL METALS, INC.
EMPLOYEE SAVINGS
AND INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RTI INTERNATIONAL METALS, INC.
1000 WARREN AVENUE
NILES, OHIO 44446-0269

Index to Exhibits
SIGNATURES
EX-23.1
EX-99.1

REQUIRED INFORMATION
The financial statements of the RTI International Metals, Inc. Employee Savings And Investment Plan (the “Plan”) and accompanying report of the independent registered public accounting firm for such Plan set forth as Exhibit 99.1 are being furnished pursuant to the rules and regulations of the Securities and Exchange Commission.
Index to Exhibits

Exhibit 23.1	Consent of Beard Miller Company LLP

Exhibit 99.1	Financial Statements of the Plan for the year ended December 31, 2005

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant (who administers the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RTI INTERNATIONAL METALS, INC. EMPLOYEE SAVINGS AND INVESTMENT PLAN

	By:	RTI International Metals, Inc.,
its administrator

Date: June 8, 2006	By:	/s/ William T. Hull

William T. Hull,
Vice President and Chief Accounting Officer

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